

P.E
0-26207


SEC MAIL
RECEIVED
PROCESSING
APR 28 2003
WASH, D.C.
207
SECTION



Fiscal Year 2003
Annual Report

TABLE OF CONTENTS



2801 West Tyvola Road
Charlotte, North Carolina 28217

April 23, 2003

Dear Fellow Stockholder:

Fiscal year 2003 was a banner year for Belk, Inc. Your Company delivered exceptional bottom-line results in a difficult environment and implemented major strategic initiatives that were successful in improving operations, expanding market share, strengthening the balance sheet and positioning Belk as a growth company in the retail industry.

Belk achieved a 32 percent increase in net income for the fiscal year that ended February 1, 2003. Net income for the year was $84.0 million, or $1.53 per share, compared to $63.4 million, or $1.16 per share, for the same prior 52-week period. Net income before certain items was $95.0 million compared to $71.4 million for the 2002 fiscal year. The certain items amounted to $11.0 million in fiscal year 2003 and $8.0 million in fiscal year 2002 and include the after tax effect of restructuring charges and expenses related to the Company's merchandising and marketing consolidation; asset impairment and store closing costs; gains and losses from the sale of property, equipment and investments; discontinued operations and the cumulative effect of change in accounting principle. We believe that this measure emphasizes the Company's core ongoing operations and enables stockholders to perform meaningful comparisons of operating results from year to year. A detailed reconciliation of net income and net income before certain items is included on page five of this annual report.

Sales for the 2003 fiscal year increased 0.3 percent, or $5.5 million, to $2.242 billion from $2.236 billion for the same prior year period. The sales increase resulted primarily from $73.7 million in additional sales generated from new, expanded and renovated stores. However, the sales gain was offset by a 3.2 percent decrease in comparable store sales resulting from a soft economy and a difficult sales environment in the third and fourth quarters of the year.

Expenditures for property and equipment for the year totaled $75.0 million, which includes new stores, store expansions and renovations.

Listed below are a few examples of major strategic initiatives accomplished during fiscal year 2003:

- In August, we completed the consolidation of our divisional merchandising, marketing and sales promotion functions into a single organization located at our corporate offices in Charlotte. The organization includes a central planning and allocation function designed to support the distribution and allocation of merchandise to the stores. The consolidation has allowed us to achieve a more unified and consistent execution of our merchandising, marketing and planning initiatives and to deliver more focused merchandise assortments at the store level. Additionally, it has enhanced decision-making, provided clearer accountability and enabled Belk to project a unified image and message to customers. We are excited about the benefits of the restructuring and the great potential it offers for boosting customer traffic, increasing comparable store sales and improving merchandise margins.

- Our private brands business improved significantly, producing outstanding gross margin gains. We offered customers larger assortments of exclusive Belk brands, including a reintroduction of our Nursery Rhyme label for infants and toddlers.

- A Company-wide profit improvement initiative continued to produce substantial expense savings, gross margin improvement and gains in efficiency and productivity. Led by a Profit Improvement Task Force, associates from throughout the Company contributed numerous ideas, many of which were implemented to help reduce costs and boost profits across all areas of the business. The profit improvement efforts had a significant positive impact on the Company's overall financial results for the year.

- We opened nine new stores as part of our aggressive store expansion plans. With a combined total size of 845,000 square feet, these stores added 3.5 percent in net retail selling space. Belk entered five new markets — Jasper, Alabama; Rogers, Arkansas; Norcross, Georgia; Morristown, Tennessee; and McDonough, Georgia — and four new stores opened in existing markets in Durham, Raleigh and Morehead City, North Carolina and Newnan, Georgia. A major expansion and total renovation of our flagship store at SouthPark Mall in Charlotte was also completed.

- Integrating new technology and information systems to support merchandising operations and help drive sales continued to be a top priority. We completed the outsourcing of our central computer operations to IBM Global Services; modified merchandise planning and price file systems to meet the needs of the new consolidated merchandising, marketing, planning/allocation organization; upgraded our customer data warehouse capability; and outsourced our telecommunications transport services and network management to Electronic Data Services. Additionally, we implemented a new Promotional Price Look-up system to ensure pricing accuracy and enable associates to quickly and easily provide customers with the most current pricing on all merchandise; developed a telephone append system to support our customer relationship management efforts; and began development of a new company-wide Human Resources Information System that will incorporate the latest technology and human resources practices and eliminate many manual and paper-intensive processes.

- Our Central Distribution Center, together with the Company's inventory management systems and "Floor Ready" initiatives, made significant strides in reducing merchandise cycle time, improving merchandise margin and reducing logistics expenses. The Distribution Center continued its focus on increasing the number of merchandise vendors certified for cross dock shipments and ensuring ongoing vendor compliance with "Floor Ready" industry standards. It implemented a "first-in, first-out" trailer rotation method to improve the flow of shipments through the Center and increased average total productivity by 5,000 to 8,000 cartons per day, which reduced on-hand carton inventory and aging.

As we move into fiscal year 2004, our primary objectives will be driving comparable stores sales and continuing to improve earnings and return on investment. We will seek to improve sales by focusing on merchandise demand centers that best meet our customers' shopping needs and have the greatest potential for profitable sales growth, such as ladies moderate career and casual sportswear, ladies accessories, ladies shoes, soft home and special size apparel for women and men. We will also work to enhance our customers' in-store experience and to attract more customers to shop at Belk through compelling marketing, advertising, sales promotions and a variety of special in-store events that communicate what Belk is all about.

We will expand market share by opening stores in new markets and expanding stores in existing markets. The Company plans to enter eight new markets this year with stores that will have a combined total space of 518,000 square feet. The first new store of the year opened on March 12th in Gulfport, Mississippi. This fall, we will enter the greater Nashville, Tennessee market with the opening of stores in Gallatin, Columbia and Springfield, Tennessee. Other stores are slated to open this fall in Lufkin, Texas; Hot Springs and Conway, Arkansas; and Destin, Florida. Additionally, we will complete four major store renovations during the year in Greensboro (Four Seasons Mall), Shelby and Winston-Salem, North Carolina, and Westminster, Maryland.

As a result of our strong financial performance last year, the Board of Directors were pleased to declare a ten percent dividend increase for shareholders of record of Class A and Class B shares on March 13, 2003. We are also commencing a $28.5 million self-tender offer to repurchase up to three million shares of Class A and/or Class B common stock at a price of $9.50 per share. The repurchase offer is a vote of confidence in our business, associates and stockholders. It demonstrates our belief in the inherent financial strength and growth potential of the Company and our commitment to enhancing shareholder value for the long term. Additionally, the stock buyback provides a significant liquidity opportunity for Belk stockholders.

The success we enjoyed last year and our ability to accomplish this year's goals depend, as always, on the talent, commitment and service of nearly 18,000 associates in our stores, distribution center and in the division and corporate offices. We truly appreciate their ongoing, day-to-day efforts and exemplary contributions that enable us to provide quality service to our customers.

We are also grateful to our Belk team members for their spirit of volunteerism and community service. They continue to donate substantial time, talent, leadership and financial resources to worthy civic, community and charitable organizations through Company initiated activities and as individuals. The actions and values of these associates support and reinforce our Company's strong reputation for community involvement that has been the hallmark of Belk since 1888.

I want to express my appreciation to the dedicated members of the Board of Directors for their outstanding support and leadership. This year marks the retirement from the Board of Karl G. Hudson, Jr., who has served Belk for over 70 years and has been a member of the Board since the Company was formed in 1998. Karl has provided wise counsel and leadership both as a Board member and as the Chairman of the Audit Committee, and he will be greatly missed.

The future is bright for our Company. We have the right people, the right goals and a solid balance sheet in place to ensure future growth and success. We remain committed to delivering the best possible investment return and value for you, our stockholders, this year and in the years ahead.

Sincerely,



John M. Belk
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned department store business in the United States, with total revenues of approximately $2.24 billion for the fiscal year ended February 1, 2003. The Company and its predecessors have been successfully operating department stores since 1888 by providing superior service and merchandise that meets customers' needs for fashion, value and quality.

At the end of fiscal year 2003, the Company operated 214 retail department stores in 13 states in the Southeastern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with a dominant merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections at better values. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 50 Belk stores that exceed 100,000 square feet in size, most Belk stores range in size from 50,000 to 80,000 square feet. Most of the Belk stores are anchor tenants in major regional malls and shopping centers, primarily in medium and smaller markets. In addition to department stores, the Company operates two stores that sell limited selections of cosmetics, hosiery and accessories for women under the "Belk Express" store name. The Belk stores occupy in the aggregate approximately 17.374 million square feet of space.

Management of the Belk stores is organized into four regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices provide overall management and support for the Belk stores in their regions. Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC, coordinate the operations of Belk stores on a company-wide basis by providing services to the Belk division offices and stores, such as merchandising, marketing, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

In August 2002, the Company consolidated its merchandising, marketing and sales promotion functions into a single organization located at the Company's corporate offices in Charlotte. The new organization includes a central planning and allocation function that oversees the distribution and allocation of merchandise to all Belk stores. The Company anticipates the consolidation will permit the Company to achieve more unified and consistent execution of its merchandising, marketing and advertising strategies and more focused merchandise assortments at the store level. The Company also anticipates that the consolidation will result in cost savings and greater operating efficiencies.

Business Strategy

Belk's mission is to be the dominant department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this mission, Belk's business strategy includes five key elements: (1) a target customer focus; (2) focused merchandise assortments; (3) compelling sales promotions; (4) distinctive customer service; and (5) a winning store and market strategy.

Merchandising Strategy

Belk stores feature quality name brand and private label merchandise in moderate to better price ranges, providing fashion, selection and value to customers. The merchandise mix is targeted to middle and upper-income customers shopping for their families and homes, and includes a wide selection of fashion apparel, accessories and shoes for men, women and children, as well as cosmetics, home furnishings, housewares, gift and guild, jewelry, candy and other types of department store merchandise. The Company's merchandise initiatives are focused on meeting the needs of its target customers and increasing profitable sales in women's apparel, accessories and shoes. The goal is to position Belk stores as the leaders in their markets in providing updated career and casual fashion assortments with greater depth of style, selection and value.

Growth Strategy

The Company intends to continue to open new stores selectively in new and existing markets in order to increase sales, market share and customer loyalty. As the consolidation of the department store industry continues, the Company will also seek out and consider store acquisitions that offer opportunities for growth in existing and contiguous markets. Management of the Company believes that there are significant opportunities for growth in existing Belk markets where the Belk name and reputation are well known. Although the Company will continue to take advantage of prudent opportunities to expand into large markets, the Company will focus its expansion in medium-sized markets with store units in the 50,000 to 80,000 square-foot size range.

In fiscal year 2003, the Company opened nine new stores that have a combined size of approximately 845,000 square feet of space and completed a 44,652-square-foot expansion and major renovation of its flagship store at SouthPark Mall in Charlotte. In fiscal year 2004, Belk plans to open eight new stores that will have a combined space of approximately 518,000 square feet. The Company also will complete major renovations of four existing stores in fiscal year 2004.

Net Income Before Certain Items

The Company considers net income before certain items a useful measure of its performance. Net income before certain items is net income reported under generally accepted accounting principles (GAAP) excluding the after-tax effect of items that management considers to be outside of its core ongoing operations. Net income before certain items should not be considered as a substitute for GAAP net income as an indicator of the Company's financial performance. The Company believes that this measure emphasizes its core ongoing operations and enables stockholders to perform meaningful comparisons of operating results from year to year. A detailed reconciliation of GAAP net income and net income before certain items is set forth in the table below:

RECONCILIATION OF NET INCOME AND NET INCOME BEFORE CERTAIN ITEMS
(unaudited)

	Twelve Months Ended	
(millions)	February 1, 2003	February 2, 2002
Net income	$84.0	$63.4
Discontinued operations, net of income tax benefit	—	0.2
Cumulative effect of change in accounting principle, net of income tax benefit	—	1.0
Gain (loss) on property, equipment and investments, net of income tax benefit (expense)	0.2	(2.1)
Restructuring charge, net of income tax expense	5.1	0.4
Asset impairment and store closing costs, net of income tax expense	0.4	8.5
One-time merchandising consolidation expenses, net of income tax expense	5.3	—
Net income before certain items	$95.0	$71.4

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the SEC.

SELECTED FINANCIAL DATA

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000	52 Weeks Ended January 30, 1999
	(dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$2,241,555	$2,236,054	$2,263,801	$2,138,959	$2,050,912
Cost of goods sold	1,508,813	1,532,213	1,562,100	1,452,856	1,398,446
Depreciation and amortization	89,312	83,625	74,102	65,117	57,141
Operating income	167,461	137,144	132,288	144,323	130,511
Income from continuing operations	84,017	64,641	57,626	72,706	57,974
Loss from discontinued operations(1)	—	(221)	(292)	(1,543)	—
Net income	84,017	63,382	57,333	71,163	56,970
Basic and diluted income per share:					
From continuing operations	1.53	1.18	1.05	1.31	1.02
Net income	1.53	1.16	1.04	1.28	1.01
Cash dividends per share	0.275	0.25	0.25	0.24	N/A
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net	334,469	343,247	339,591	340,061	351,143
Merchandise inventory	487,490	495,744	542,262	501,033	483,995
Working capital	670,448	610,514	619,055	591,054	626,953
Total assets	1,736,102	1,707,380	1,734,744	1,631,646	1,596,063
Short-term debt	—	6,089	9,715	7,854	4,264
Long-term debt and capitalized lease obligations	365,552	410,587	452,579	405,357	403,713
Stockholders' equity	954,284	898,242	865,070	822,094	787,260
SELECTED OPERATING DATA:					
Number of stores at end of period	214	207	207	206	212
Comparable store net revenue increase (decrease)(2)	(3.2%)	(2.1%)	4.4%	2.4%	2.8%

(1) Loss from discontinued operations represents the operating results of TAGS, LLC, which owned and operated outlet stores.

(2) On a 52 versus 52 week basis, comparable store net revenues decreased 0.7% in fiscal year 2002 and increased 3.2% in fiscal year 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Discontinued Operations. In October 1997, the Company announced the closing of the TAGS outlet stores (the "TAGS Stores"), that were operated by TAGS Stores, LLC ("TAGS"). The operating results of this entity are presented as discontinued operations.

Certain Components of Net Income. Revenues include sales from retail operations and net revenues from leased departments. Cost of goods sold include cost of merchandise, buying and occupancy expense. Selling, general and administrative expense includes payroll, advertising, credit and depreciation expense.

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, SC as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, NC, Morrisville, NC, Greensboro, NC, Mauldin, SC, Summerville, SC and Fayetteville, NC, together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center. The consolidation resulted in significant cost savings, logistical efficiencies and accelerated delivery of merchandise from the vendor to the sales floor.

The Merchandising Restructuring

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC (the "Merchandising Restructuring"). The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets. Approximately 260 merchandising, marketing and administrative personnel accepted severance effective August 3, 2002 as a result of the restructuring. The Company relocated its division offices from their previous locations into smaller facilities, and the Company expects to sell or sublet the previous division office locations. The Company sold excess property and equipment from the division offices with a net book value of approximately $1.4 million. The consolidation was substantially completed in the third quarter of fiscal year 2003.

The Company anticipates that the consolidation will permit the Company to achieve more unified and consistent execution of its merchandising, marketing and advertising strategies and more focused merchandise assortments at the store level. The Company also anticipates that the consolidation will result in annual cost savings of approximately $10 million, primarily due to reduced personnel costs.

Asset Impairment and Store Closing Costs

During fiscal year 2003, the Company recognized $0.5 million of exit costs associated with the announcement to close one store during fiscal year 2003 and one store during fiscal year 2004. The exit costs consist primarily of post-closing real estate lease obligations and severance costs. The long-term assets in the stores are primarily leasehold improvements and fixtures that will be abandoned, discarded or sold upon closing the stores. The Company does not anticipate incurring significant additional exit costs associated with the store closings.

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million write-down of long-term assets for four stores closed during fiscal years 2002 and 2003. The exit costs primarily consisted of post-closing real estate lease obligations. The long-term assets in the stores were primarily leasehold improvements and fixtures that were abandoned, discarded or sold when the stores were closed.

Critical Accounting Policies

Management's Discussion and Analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As discussed in Note 1 to the Company's consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, the allowance for doubtful accounts, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, restructuring and store closing reserves and the calculation of pension and postretirement obligations and self-insurance reserves. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 1 to the Company's consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate costs. In addition, failure to take markdowns currently can result in an overstatement of cost under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recorded as a reduction to cost of goods sold in the period the Company completes its obligations under the vendor agreements.

Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally measured by discounting estimated future cash flows. Where available, the Company would also obtain individual appraisals or utilize other indicators of fair value. Considerable management judgment is necessary to estimate discounted future cash flows.

Restructuring and Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time a decision is made to close a store or other location. The reserve includes future minimum lease payments and common area maintenance and taxes. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the accrual. These assumptions are based on our knowledge of the market and other relevant experience including information provided by third party real estate brokers. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated timeframe may result in increases or decreases to these reserves.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations which are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, rate of compensation increase as well as the remaining service period of active employees. The Company utilizes a qualified actuary to calculate the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

Due to recent stock market declines, the Company's pension plan assets have experienced losses in value in fiscal years 2003 and 2002 totaling approximately $46.6 million. The Company changed the investment earnings assumption from 9.4% to 8.5% to determine our fiscal year 2004 expense. The Company believes that this assumption is appropriate given the composition of our plan assets and historical market returns thereon. The discount rate used to determine the Company's projected benefit obligation as of October 31, 2003 (plan measurement date) was 7.0% compared to 7.5% as of October 31, 2002. Due to these factors and assumptions, pension expense for fiscal year 2004 is expected to increase to approximately $10 million compared to $2.7 million in fiscal year 2003.

Significant changes in actual results from the aforementioned assumptions may result in increases or decreases to pension and postretirement expenses in fiscal year 2005 and later years. Additionally, if the fair market value of the pension plan assets as of October 31, 2003 (plan measurement date) is less than the pension plan accumulated benefit obligation, the $99.4 million prepaid pension asset would be substantially eliminated with a corresponding charge of approximately $60 million, net of tax, to be recognized in other comprehensive income, a component of stockholders' equity. An additional charge would also be required to record a minimum pension liability. Based on projected benefit payments, anticipated investment returns and other factors, the Company believes there is a reasonable possibility that this charge to equity will occur during the fourth quarter of fiscal year 2004. This non-cash charge is not expected to affect the Company's liquidity.

Self Insurance Reserves. The Company purchases third-party insurance for workers' compensation, general liability and automobile claims that exceed a certain level. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under the insured limits. The Company records a liability for its obligation associated with incurred losses utilizing information from a third-party broker, who assists in the preparation of a reserve. The broker utilizes historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. The loss estimates are adjusted based upon actual reported and settled claims.

Stock Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended February 1, 2003. The Company is not required to adopt a method under SFAS No. 148 to expense stock awards but rather continues to apply the recognition and measurement provisions of APB Opinion No. 25.

As of February 1, 2003, the Company had two stock based compensation programs that are described in Note 15.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
SELECTED FINANCIAL DATA:			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	67.3	68.5	69.0
Selling, general and administrative expenses	24.8	24.7	24.8
Asset impairment and store closing costs	—	0.6	—
Restructuring charge	0.4	0.1	0.4
Operating income	7.5	6.1	5.8
Interest expense, net	1.6	1.8	1.8
Income taxes	2.2	1.7	1.5
Income from continuing operations	3.7	2.9	2.5
Net income	3.7	2.8	2.5
SELECTED OPERATING DATA:			
Gross square footage (in thousands)	17,374	16,610	16,627
Store revenues per gross sq. ft.	$ 129	$ 135	$ 137
Comparable store net revenue increase (decrease) (1)	(3.2)%	(2.1)%	4.4%
Number of stores			
Opened	9	4	8
Closed	(2)	(4)	(7)
Total — end of period	214	207	207

(1) On a 52 versus 52 week basis, comparable store net revenues decreased 0.7% in fiscal year 2002 and increased 3.2% in fiscal year 2001.

Comparison of Fiscal Years Ended February 1, 2003 and February 2, 2002

Revenues. In fiscal year 2003 the Company's revenues increased 0.2%, or $5.5 million, to $2.242 billion from $2.236 billion. The increase resulted primarily from additional revenues of $73.7 generated from new, expanded and remodeled stores offset by a 3.2% decrease in net revenues from comparable stores due to an overall downward trend in department store sales experienced during the third and fourth quarters of fiscal year 2003.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 67.3% in fiscal year 2003 as compared to 68.5% in fiscal year 2002. The decrease is primarily attributable to improved margin on inventory purchases and improved operating efficiencies related to the consolidation of the Company's distribution facility and merchandising function in fiscal years 2002 and 2003, respectively.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $556.6 million in fiscal year 2003, compared to $552.6 million in fiscal year 2002, an increase of 0.7%. As a percentage of revenues, SG&A increased to 24.8% in fiscal year 2003 from 24.7% in fiscal year 2002. The increase in SG&A expenses as a percentage of revenues resulted primarily from incremental SG&A expenses of $8.5 million associated with the Merchandising Restructuring that do not qualify as restructuring expense. The majority of these expenses related to relocation costs for associates and accelerated amortization over the remaining useful life of abandoned leasehold improvements in the division offices. SG&A expenses were also negatively impacted by additional depreciation associated with the new stores and store expansions and an increase in overall employee benefit costs. The increases in SG&A expenses were partially offset by lower store payroll costs resulting from improved operating efficiencies and increased finance charge income and lower bad debt expense from the Company's proprietary credit cards.

During fiscal years 2003 and 2002, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $15.6 million and $18.7 million, respectively. During fiscal years 2003 and 2002, finance charge income on the outstanding Belk proprietary credit card receivables was $60.9 million and $57.7 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2003 and 2002 were $19.9 million and $22.0 million, respectively.

Asset Impairment and Store Closing Costs. During fiscal year 2003 the Company recorded $0.5 million of exit costs related to the planned closing of one store in fiscal year 2003 and one store in fiscal year 2004. The exit costs consisted primarily of post-closing real estate lease obligations and severance costs.

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closed during fiscal years 2002 and 2003.

Restructuring Charges. During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets.

For fiscal years 2003 and 2002, the Company recorded a $0.8 million and $0.1 million charge, respectively, in connection with the Logistics Restructuring. The charges primarily related to additional estimated liability associated with post-closing real estate lease obligations.

During fiscal year 2002, the Company recorded a $0.5 million charge in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions in June 1999. The charges resulted from increases in estimated costs associated with post closing lease obligations.

Discontinued Operations. During fiscal year 2002 the Company recognized after-tax losses on disposal of discontinued operations of $0.2 million as a result of increases in the estimated costs associated with the disposal of the TAGS leased property and did not incur any additional charges related to discontinued operations in fiscal year 2003.

Cumulative effect of change in accounting principle. In connection with the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recorded a $1.0 million charge to net income as of the beginning of fiscal year 2002 related to its interest rate swap contracts with option provisions. The adjustment represented the fair market value, net of tax benefit, of these contracts as of February 4, 2001.

Comparison of Fiscal Years Ended February 2, 2002 and February 3, 2001

Revenues. The Company's revenues in fiscal year 2002 decreased 1.2%, or $27.7 million, to $2.236 billion from $2.264 billion in fiscal year 2001. The decrease resulted primarily from a 2.1% decrease in revenue from comparable stores due to the 53rd week in fiscal year 2001 versus 52 weeks in fiscal year 2002, partially offset by $14.5 million of additional revenues from new, expanded and remodeled stores over the prior year revenues for those locations. On a 52 versus 52 week basis, fiscal year 2002 revenues from all stores increased .2% over fiscal year 2001.

Cost of Goods Sold. As a percentage of revenues, cost of goods sold decreased to 68.5% in fiscal year 2002 as compared to 69.0% in fiscal year 2001. The decrease is primarily attributable to cost savings generated by the Logistics Restructuring, partially offset by additional markdowns resulting from economic and competitive conditions.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $552.6 million in fiscal year 2002, compared to $560.5 million in fiscal year 2001, a decrease of 1.4%. As a percentage of revenues, SG&A decreased to 24.7% in fiscal year 2002 from 24.8% in fiscal year 2001. The decrease in SG&A expenses as a percentage of revenues resulted primarily from expense management initiatives instituted by the Company and increased finance charge income associated with the Company's proprietary credit cards, partially offset by increases in depreciation expense related to new stores and store expansions, increased bad debt expense associated with the Company's proprietary credit cards and additional costs associated with the initial operating phase of the Company's e-commerce initiative.

During fiscal years 2002 and 2001, the Company's bad debt expense, net of recoveries, associated with the issuance of credit on the Belk proprietary credit cards, was $18.7 million and $13.7 million, respectively. During fiscal years 2002 and 2001, finance charge income on the outstanding Belk proprietary credit card receivables was $57.7 million and $56.9 million, respectively. Accounts receivable management and collection services expenses for fiscal years 2002 and 2001 were $22.0 million and $22.1 million, respectively.

Asset Impairment and Store Closing Costs. During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closed during fiscal years 2002 and 2003.

Restructuring Charge. For fiscal years 2002 and 2001, the Company recorded a $.1 million and $8.3 million charge, respectively, in connection with the Logistics Restructuring. The charges consisted of $2.6 million of employee severance costs and $5.8 million related to the disposal of excess assets and post-closing real estate lease obligations.

During fiscal years 2002 and 2001, the Company recorded a $.5 million and $.6 million charge, respectively, in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions in June 1999. The charges resulted from increases in estimated costs associated with post-closing real estate lease obligations.

Discontinued Operations. During fiscal years 2002 and 2001, the Company recognized after-tax losses on disposal of discontinued operations of $.2 and $.3 million, respectively, as a result of increases in the estimated costs associated with the disposal of the TAGS leased property.

Cumulative effect of change in accounting principle. In connection with the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company recorded a $1.0 million charge to net income as of the beginning of fiscal year 2002 related to its interest rate swap contracts with option provisions. The adjustment represented the fair market value, net of tax benefit, of these contracts as of February 4, 2001.

Seasonality and Quarterly Fluctuations

The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. The highest revenue period for the Company is the fourth quarter, which includes the Christmas selling season. A disproportionate amount of the Company's revenues and a substantial amount of the Company's operating and net income are realized during the fourth quarter. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2003	2002	2001
First quarter	23.8%	22.9%	22.1%
Second quarter	22.1	21.8	21.9
Third quarter	22.1	22.6	22.2
Fourth quarter	32.0	32.7	33.8

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flow from operations and borrowings under debt facilities. In June 2002 the Company replaced its $175 million seasonal line of credit and $127 million standby letter of credit with a combined $200 million revolving credit and $127 million standby letter of credit facility. The company's primary debt facilities consist of a $275 million variable rate note, a $125 million ten-year variable rate bond facility and the revolving credit and standby letter of credit facility. The debt facilities place certain restrictions on mergers, consolidations and the sale of the Company's assets and require maintenance of minimum financial ratios. The variable rate note is collateralized by the Company's customer accounts receivable and limits borrowings under the facility to approximately 74% of the Company's customer accounts receivable. The variable rate note expires in April 2004 and has historically been renewed for annual periods. The revolving credit facility expires in July 2005. The standby letter of credit facility expires in July 2005.

Because the interest rates on some of the Company's debt agreements vary with LIBOR or commercial paper rates, the Company has entered into interest rate swap agreements with a financial institution to manage the exposure to changes in interest rates. The amount of indebtedness covered by the interest rate swaps is $300 million for fiscal years 2003 through 2008, $250 million for fiscal year 2009, and $75 million for fiscal years 2010 through 2012.

Operating activities provided cash of $203.3 million during fiscal year 2003, as compared to $176.0 million in fiscal year 2002. The increase in cash provided by operating activities compared to the prior period was principally due to increases in net income and decreases in accounts receivable and merchandise inventory levels and increases in accrued expenses.

Investing activities used cash of $67.1 million during fiscal year 2003, as compared to $113.4 million in fiscal year 2002. The decrease in cash used for investing activities was primarily due to decreases in purchases of property and equipment, partially offset by decreases in proceeds from the sale of property and equipment.

Expenditures for property and equipment were $75.0 million during fiscal year 2003, compared to $132.2 million in fiscal year 2002. During fiscal year 2003, the Company's capital expenditures included expenditures for opening nine new stores and making significant renovations to and/or expansions of two existing stores. While it is difficult to predict capital expenditures for the Company, capital expenditures over the next three fiscal years are expected to average approximately $130 million per year.

Net cash used by financing activities amounted to $67.3 million and $67.7 million during fiscal years 2003 and 2002, respectively, as a result of reductions in outstanding debt funded by operating cash flows.

Management of the Company believes that cash flows from operations and its credit facilities will be sufficient to cover working capital needs, capital expenditures and debt service agreements for the next 12 months.

Related Party Transactions

During fiscal year 2002, the Company loaned a total of $7.5 million to three executives who are also stockholders and directors. The loans are scheduled to be repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period beginning January 3, 2003. The loans bear interest at LIBOR plus 150 basis points. The Company received the first payment, including principal and interest, from the three executives on January 3, 2003.

In October 2001, the Company sold approximately 353 acres of undeveloped land located in Lancaster, South Carolina for a total purchase price of $1.1 million to the Company's Chairman of the Board and Chief Executive Officer. The purchase price was determined on the basis of independent third party appraisals.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Contractual Obligations:					
Long-Term Debt	$328,578	$ 4,537	$185,162	$13,879	$125,000
Capital Lease Obligations	59,078	7,635	9,134	9,234	33,075
Operating Leases	210,606	30,885	53,391	39,686	86,644
Total Contractual Cash Obligations	$598,262	$43,057	$247,687	$62,799	$244,719

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Other Commercial Commitments:					
Standby Letters of Credit*	$126,849	$ —	$126,849	$ —	$ —
Import Letters of Credit	11,600	11,600	—	—	—
Total Commercial Commitments	$138,449	$11,600	$126,849	$ —	$ —

* Standby letters of credit includes a $125 million facility that supports the ten-year bonds due July 2008.

Implementation of New Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. Statement No. 142 became effective at the beginning of the Company's fiscal year 2003. The adoption of Statement No. 142 did not have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Statement No. 144 became effective at the beginning of the Company's fiscal year 2003. The adoption of Statement No. 144 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146). Statement No. 146 requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement was effective for the Company on January 1, 2003 and could change the timing of when the costs of future exit or disposal activities are recognized.

Recent Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (Statement No. 145). Statement No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The Company does not expect the provisions of Statement No. 145 to have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, the Emerging Issues Task Force released Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," applicable to fiscal years beginning after December 15, 2002. The Company records vendor allowances as a reduction to cost of goods sold in the period it completes its obligations under the vendor agreements. As such, the Company believes its current policies comply with EITF 02-16 and does not expect the release to have an effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No.46), "Consolidation of Variable interest entities, an interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the primary beneficiary). The transitional disclosure requirements of FIN No. 46 take effect immediately and are required in all financial statements initially issued after January 31, 2003, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN No. 46 will not impact its consolidated financial position or results of operations.

Impact of Inflation

While it is difficult to determine the precise effects of inflation, management of the Company does not believe inflation had a material impact on the consolidated financial statements for the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged financial instruments.

The Company's net exposure to interest rate risk consists of exposure for variable rate debt in excess of its interest rate swaps. At February 1, 2003, the Company had $300 million of variable rate debt and $300 million of offsetting, receive variable rate, pay fixed rate swaps. The impact on the Company's results of operations of a one-point interest rate change on the outstanding balance of unhedged variable rate debt as of February 1, 2003 and February 2, 2002 would not be material.

The Company also owns marketable equity securities that are subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and equity securities are included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Revenues	$2,241,555	$2,236,054	$2,263,801
Cost of goods sold (including occupancy and buying expenses)	1,508,813	1,532,213	1,562,100
Selling, general and administrative expenses	556,622	552,554	560,509
Asset impairment and store closing costs	561	13,451	—
Restructuring charge	8,098	692	8,905
Operating income	167,461	137,144	132,288
Interest expense	(35,849)	(41,854)	(43,130)
Interest income	968	1,363	1,610
Gain (loss) on property, equipment and investments	(402)	3,472	(2,201)
Other income, net	1,639	1,836	2,329
Income from continuing operations before income taxes	133,817	101,961	90,896
Income taxes	49,800	37,320	33,270
Income from continuing operations	84,017	64,641	57,626
Discontinued operations:			
Loss on disposal of discontinued operations, net of income tax benefit of $127 and $168 for fiscal years 2002 and 2001, respectively	—	(221)	(292)
Income before cumulative effect of change in accounting principle	84,017	64,420	57,334
Cumulative effect of change in accounting principle, net of income tax benefit of $610	—	(1,038)	—
Net income	$ 84,017	$ 63,382	$ 57,333
Basic and diluted income per share:			
Income from continuing operations	$ 1.53	$ 1.18	$ 1.05
Discontinued operations	$ —	$ —	$ (0.01)
Cumulative effect of change in accounting principle	$ —	$ (0.02)	$ —
Net income	$ 1.53	$ 1.16	$ 1.04
Dividends per share	$ 0.275	$ 0.25	$ 0.25
Weighted average shares outstanding	54,742,994	54,741,241	54,761,335

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	February 1, 2003	February 2, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 91,257	$ 22,413
Accounts receivable, net	334,469	343,247
Merchandise inventory	487,490	495,744
Prepaid income taxes	595	897
Prepaid expenses and other current assets	16,245	15,730
Total current assets	930,056	878,031
Investment securities	6,437	10,207
Property and equipment, net	672,807	689,255
Prepaid pension costs	99,360	102,046
Other assets	27,442	27,841
Total assets	$1,736,102	$1,707,380
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 157,640	$ 157,507
Accrued expenses	64,195	57,099
Accrued income taxes	25,082	34,765
Deferred income taxes	2,797	779
Line of credit	—	6,089
Current installments of long-term debt and capital lease obligations	9,894	11,278
Total current liabilities	259,608	267,517
Deferred income taxes	36,527	40,522
Long-term debt and capital lease obligations, excluding current installments	355,658	399,309
Interest rate swap liability	40,888	19,730
Deferred compensation and other noncurrent liabilities	89,137	82,060
Total liabilities	781,818	809,138
Stockholders' equity:		
Preferred stock	—	—
Common stock 54.6 and 54.7 million shares issued and outstanding at February 1, 2003 and February 2, 2002, respectively	546	547
Paid-in capital	554,917	554,985
Retained earnings	421,203	350,876
Accumulated other comprehensive loss	(22,382)	(8,166)
Total stockholders' equity	954,284	898,242
Total liabilities and stockholders' equity	$1,736,102	$1,707,380

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 29, 2000	$549	$565,031	$257,714	$ (1,200)	$822,094
Comprehensive income:					
Net income	—	—	57,333	—	57,333
Unrealized gains on securities:					
Unrealized gains arising during the period, net of income tax expense of $112	—	—	—	194	194
Reclassification adjustment for losses included in net income, net of income tax expense of $1,015	—	—	—	1,757	1,757
Total comprehensive income					59,284
Cash dividends	—	—	(13,683)	—	(13,683)
Common stock issued	—	423	—	—	423
Repurchase and retirement of stock	(2)	(3,046)	—	—	(3,048)
Balance at February 3, 2001	$547	$562,408	$301,364	$ 751	$865,070
Comprehensive income:					
Net income	—	—	63,382	—	63,382
Reclassification adjustment for investment gains included in net income, net of $133 income tax benefit	—	—	—	(226)	(226)
Unrealized gain on investments, net of $118 income tax expense	—	—	—	203	203
Net unrealized loss on interest rate swaps, net of income tax benefit of $5,833	—	—	—	(8,894)	(8,894)
Total comprehensive income					54,465
Cash dividends	—	—	(13,870)	—	(13,870)
Stockholder notes receivable	—	(7,500)			(7,500)
Common stock issued	—	77	—	—	77
Balance at February 2, 2002	$547	$554,985	$350,876	$ (8,166)	$898,242
Comprehensive income:					
Net income	—	—	84,017	—	84,017
Reclassification adjustment for investment gains included in net income, net of $61 income tax benefit	—	—	—	(104)	(104)
Unrealized gain on investments, net of $250 income tax expense	—	—	—	436	436
Unrealized loss on interest rate swaps, net of income tax benefit of $8,544	—	—	—	(14,548)	(14,548)
Total comprehensive income					69,801
Cash dividends	—	—	(13,690)	—	(13,690)
Common stock issued and redeemed, net	(1)	(68)	—	—	(69)
Balance at February 1, 2003	$546	$554,917	$421,203	$(22,382)	$954,284

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Fiscal Year Ended		
	February 1, 2003	February 2, 2002	February 3, 2001
Cash flows from operating activities:			
Net income	$ 84,017	$ 63,382	$ 57,333
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and store closing costs	561	13,451	—
Cumulative effect of change in accounting principle, net of tax	—	1,038	—
Deferred income taxes	5,959	779	84
Depreciation and amortization	89,312	83,625	74,102
Restructuring charge	8,098	692	8,905
Loss on disposal of discontinued operations, net	—	221	292
(Gain) loss on sale of property and equipment	1,862	1,286	(571)
(Gain) loss on sale of investments	(1,460)	(4,758)	2,772
(Increase) decrease in:			
Accounts receivable, net	8,778	880	470
Merchandise inventory	8,254	46,518	(41,229)
Prepaid income taxes	1,307	10	5,065
Prepaid expenses and other assets	3,219	(4,321)	(3,381)
Increase (decrease) in:			
Accounts payable and accrued expenses	(1,342)	(48,849)	3,316
Accrued income taxes	(10,687)	12,843	(2,373)
Deferred compensation and other liabilities	5,406	9,206	5,356
Net cash provided by operating activities	203,284	176,003	110,141
Cash flows from investing activities:			
Purchases of investments	(135)	(82)	(6,450)
Proceeds from sales of investments	4,081	11,892	7,329
Purchases of property and equipment	(75,023)	(132,165)	(139,878)
Proceeds from sales of property and equipment	3,936	6,945	21,427
Net cash used by investing activities	(67,141)	(113,410)	(117,572)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	59,971	26,993	108,879
Principal payments on long-term debt and capital lease obligations	(107,491)	(69,694)	(82,070)
Net proceeds from (payments on) lines of credit	(6,089)	(3,626)	1,861
Dividends paid	(13,690)	(13,870)	(13,683)
Stockholder notes receivable	—	(7,500)	—
Repurchase of common stock	—	—	(3,048)
Net cash (used) provided by financing activities	(67,299)	(67,697)	11,939
Net increase (decrease) in cash and cash equivalents	68,844	(5,104)	4,508
Cash and cash equivalents at beginning of period	22,413	27,517	23,009
Cash and cash equivalents at end of period	$ 91,257	$ 22,413	$ 27,517
Supplemental disclosures of cash flow information:			
Interest paid	$ 27,665	$ 35,614	$ 33,365
Income taxes paid, net	52,227	23,035	30,494
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through assumption of capital leases	2,487	—	20,413
Increase in investments through receipt of stock dividends	—	636	417

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (the "Company") operate retail department stores in the southeastern United States. The Company has one operating segment that comprises its department stores and an outlet store subsidiary that is presented as a discontinued operation. All significant intercompany transactions and balances have been eliminated in consolidation.

During the second quarter of fiscal year 2003, the Company implemented a new accounting policy related to its reward program where customers earn coupons (reward certificates) based on certain volumes of cumulative purchases using the Company's proprietary credit card. The new policy was implemented due to the increasing level of activity and expected future growth of the program. Effective August 3, 2002, the company established a reserve of $1.1 million representing the estimated liability for reward certificates issued and outstanding. The adoption of the new policy resulted in a decrease to revenues of $2.5 million for the fiscal year ended February 1, 2003. The impact of this program on the consolidated financial statements for prior periods was immaterial.

Certain prior period amounts have been reclassified to conform with the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining the allowance for doubtful accounts, depreciation, amortization and recoverability of long-lived assets, establishing restructuring and other reserves, and calculating retirement benefits.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to each January 31.

Fiscal Year	Ended	Weeks
2003	February 1, 2003	52
2002	February 2, 2002	52
2001	February 3, 2001	53

Revenues

Revenues include sales from retail operations, net of estimated returns, and the net revenue received from leased departments of $7,568, $6,615 and $7,024 for fiscal years 2003, 2002 and 2001, respectively. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

Cost of Goods Sold

Cost of goods sold includes occupancy and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Buying expenses include payroll and travel expenses associated with the buying function.

(dollars in thousands, except per share amounts)

Finance Charges

Selling, general and administrative expenses in the consolidated statements of income are reduced by finance charge and late fee revenue arising from customer accounts receivable. Finance charge and late fee revenues were $60,910, $57,678 and $56,949 in fiscal years 2003, 2002 and 2001, respectively.

Pre-Opening Costs

Store pre-opening costs are expensed as incurred.

Advertising

Advertising costs, net of co-op recoveries from suppliers, are expensed as incurred and amounted to $62,456, $62,651 and $65,596 in fiscal years 2003, 2002 and 2001, respectively.

Long-Lived Asset Recoverability

Long-lived assets, including intangible assets, are reviewed when facts and circumstances indicate that the carrying value of the asset may not be recoverable. When necessary, impaired assets are written down to estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

For fiscal year 2002, the carrying value of long-lived assets was reduced by $11,878, for impairment charges incurred as a result of this analysis. No impairment charges were incurred for fiscal years 2003 and 2001.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Merchandise Inventory

Merchandise inventory is stated at the lower of average cost or market as determined by the retail inventory method.

Investments

The Company accounts for investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income. Realized gains and losses are recognized on a specific identification basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on property, equipment and investments.

Property and Equipment, Net

Property and equipment owned by the Company is stated at cost less accumulated depreciation. Property and equipment leased by the Company under capital leases is stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are provided

(dollars in thousands, except per share amounts)

utilizing straight-line and various accelerated methods over the shorter of estimated asset lives or related lease terms.

Stock Based Compensation

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations (see Note 15) in measuring compensation cost under its Incentive Stock Plan. Accordingly, compensation expense is recorded over the performance period based on the estimated fair market value of the stock.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires expanded and more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure requirements of SFAS No. 148 for the fiscal year ended February 1, 2003. The Company is not required to adopt a method under SFAS No. 148 to expense stock awards but rather continues to apply the recognition and measurement provisions of APB Opinion No. 25.

As of February 1, 2003, the Company had two stock based compensation programs that are described in Note 15.

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation."

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Net income — as reported	$84,017	$63,382	$57,333
Impact of total stock-based compensation income (expense) determined under the fair value method for all awards, net of related taxes	78	(31)	—
Pro forma net income	$84,095	$63,351	$57,333
Basic and Diluted Net Income per Share:			
As reported	$ 1.53	$ 1.16	$ 1.05
Pro forma	$ 1.53	$ 1.16	$ 1.05

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(dollars in thousands, except per share amounts)

Intangible Assets, Net

Leasehold intangibles, which represent the excess of fair value over the carrying value of leaseholds, are amortized on a straight-line basis over the remaining terms of the lease agreements and are included in property and equipment, net. The carrying value of intangible assets is periodically reviewed by the Company's management to assess the recoverability of the assets.

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The counterparties to these instruments are major financial institutions. These agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense.

In fiscal year 2002, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedge Activities." SFAS No. 133 sets forth accounting and reporting standards for derivative instruments and hedging activities, requiring the recognition of all derivative instruments (including certain derivatives embedded in other contracts) as either assets or liabilities in the balance sheet measured at fair value. SFAS No. 133 establishes criteria for a derivative to qualify as a hedge for accounting purposes.

The adoption of SFAS No. 133 resulted in a $1.0 million reduction to earnings, net of a $0.6 million tax benefit, recorded as a cumulative effect of change in accounting principle; a charge to accumulated other comprehensive income (loss) of $8.9 million net of a $5.8 million tax benefit and an increase to interest rate swap liability of $17.1 million. The change to accumulated other comprehensive income is amortized into interest expense on a straight line basis through maturity. The Company anticipates amortizing approximately $0.4 million of accumulated other comprehensive loss, net of $0.2 million income tax benefit, during the next twelve months.

The Company holds $300 million of interest rate swaps, which are used as a cost-effective means to manage the interest rate and cash flow risks associated with its borrowings. These swaps hedge the Company's $125 million bond facility and a series of forecasted borrowings through maturity in 2008. As of February 1, 2003 and February 2, 2002, the Company had swaps with a negative fair value of $40.9 million and $19.7 million, respectively, designated as a cash flow hedge of forecasted cash flows associated with the Company's borrowings. For fiscal year 2003 $1.3 million of the Company's $40.9 million swap liability related to contracts with option provisions that are excluded from hedge accounting treatment under SFAS No. 133. For fiscal year 2002 $3.7 million of the Company's $19.7 million swap liability, related to contracts with option provisions that are excluded from hedge accounting treatment under SFAS No. 133. Any hedge ineffectiveness is recorded as a component of interest expense. During fiscal years 2003 and 2002 there was no hedge ineffectiveness recorded by the Company. The change in the swap liability for contracts with option provisions is recorded in interest expense on the consolidated statement of income. The Company recorded $2.4 million of interest income and $0.5 million of interest expense related to the change in swap liability for contracts with option provisions for the twelve months ended February 1, 2003 and February 2, 2002, respectively.

Implementation of New Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment. Statement No. 142 became effective at the beginning of the Company's fiscal year 2003. The adoption of Statement

(dollars in thousands, except per share amounts)

No. 142 did not have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Statement No. 144 became effective at the beginning of the Company's fiscal year 2003. The adoption of Statement No. 144 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (Statement No. 146). Statement No. 146 requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This statement was effective for the Company on January 1, 2003 and could change the timing of when the costs of future exit or disposal activities are recognized.

Recent Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (Statement No. 145). Statement No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The Company does not expect the provisions of Statement No. 145 to have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, the Emerging Issues Task Force released Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor", applicable to fiscal years beginning after December 15, 2002. The Company records vendor allowances as a reduction to cost of goods sold in the period it completes its obligations under the vendor agreements. As such, the Company believes its current policies comply with EITF 02-16 and does not expect the release to have an effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable interest entities, an interpretation of ARB 51." The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the primary beneficiary). The transitional disclosure requirements of FIN No. 46 take effect immediately and are required in all financial statements initially issued after January 31, 2003, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN No. 46 will not impact its consolidated financial position or results of operations.

(2) Asset Impairment and Store Closing Costs

During fiscal year 2003, the Company recognized $0.5 million of exit costs associated with the announcement to close one store during fiscal year 2003 and one store during fiscal year 2004. The exit costs consist primarily of post-closing real estate obligations and severance costs. The long-term assets in the stores are primarily leasehold improvements and fixtures that will be abandoned, discarded or sold upon closing the stores.

During fiscal year 2002, the Company recorded a pre-tax charge of $13.5 million for asset impairment and store closing costs. The charge included (i) an $8.6 million reduction to fair value of the historical cost of assets associated with the Company's e-commerce initiative as a result of reduced revenues and earnings

(dollars in thousands, except per share amounts)

projections for Belk.com and (ii) $1.6 million of exit costs and a $3.3 million reduction to fair value of long-term assets for four stores closed during fiscal years 2002 and 2003. The exit costs primarily consisted of post-closing real estate lease obligations. The long-term assets in the stores are primarily leasehold improvements and fixtures that were abandoned, discarded or sold when the stores were closed.

As of February 1, 2003 the remaining reserve balance for post-closing real estate lease obligations was $1.4 million. The Company does not anticipate incurring significant additional exit costs in connection with the store closings.

(3) Restructuring Charge

The Merchandising Restructuring

During fiscal year 2003, the Company recorded a restructuring charge of $7.1 million in connection with the consolidation of its divisional merchandising and marketing functions into a single organization located at the Company's corporate offices in Charlotte, NC (the "Merchandising Restructuring"). The consolidation also included implementation of a central planning and allocation function to oversee the distribution and allocation of merchandise to the stores. The charge consisted of $5.1 million of employee severance costs, $1.5 million of post-closing real estate lease obligation costs, and $0.5 million for the reduction to fair value of excess assets. Approximately 260 merchandising, marketing and administrative personnel accepted severance effective August 3, 2002 as a result of the restructuring. The Company relocated its division offices from their previous locations into smaller facilities, and the Company expects to sell or sublet the previous division office locations. The Company sold excess property and equipment from the division offices with a net book value of approximately $1.4 million. The consolidation was substantially completed in the third quarter of fiscal year 2003.

The Logistics Restructuring

During fiscal year 2001, the Company constructed a new 371,000 square foot central distribution center in Blythewood, SC as part of the restructuring of the Company's merchandise distribution and logistics network (the "Logistics Restructuring"). During fiscal year 2002, the Company completed the consolidation of its distribution centers located in Charlotte, NC, Morrisville, NC, Greensboro, NC, Mauldin, SC, Summerville, SC and Fayetteville, NC, together with store merchandise receiving and processing functions in 91 stores not previously serviced by a distribution center, into the new Blythewood center. The consolidation resulted in significant cost savings, logistical efficiencies and accelerated delivery of merchandise from the vendor to the sales floor.

During fiscal year 2003, the Company increased the estimated post-closing real estate lease obligations associated with the consolidation of its distribution centers by $0.8 million.

The Division Restructuring

During fiscal year 2000, the Company recorded a charge of $7.6 million in connection with the consolidation of its thirteen operating divisions into four expanded regional divisions (the "Division Restructuring"). Additional charges of $0.5 million and $0.6 million were recorded during fiscal years 2002 and 2001, respectively, as a result of increases in the estimated costs associated with post closing real estate lease obligations.

(dollars in thousands, except per share amounts)

The restructuring charges and their utilization are as follows:

	Employee Severance	Real Estate Lease Obligation	Disposal of Excess Property and Equipment	Total Restructuring
Merchandising Restructuring:				
Balance at February 2, 2002	$ —	$ —	$ —	$ —
Charges and Adjustments	5,122	1,466	486	7,074
Utilized	4,823	1,275	486	6,584
Balance at February 1, 2003	$ 299	$ 191	$ —	$ 490
Logistics Restructuring:				
Balance at January 29, 2000	$ —	$ —	$ —	$ —
Charges and Adjustments	2,533	3,374	2,352	8,259
Utilized	70	—	2,071	2,141
Balance at February 3, 2001	2,463	3,374	281	6,118
Charges and Adjustments	30	(145)	263	148
Utilized	2,493	1,383	529	4,405
Balance at February 2, 2002	—	1,846	15	1,861
Charges and Adjustments	—	1,024	—	1,024
Utilized	—	1,242	7	1,249
Balance at February 1, 2003	$ —	$1,628	$ 8	$1,636
Total Restructuring balance at February 1, 2003	$ 299	$1,819	$ 8	$2,126

(4) Discontinued Operations

In September 1997, the managers and the advisory board of TAGS Stores, LLC ("TAGS"), the Company's discount outlet store subsidiary, adopted a formal plan to liquidate its operations during the 1997 Christmas retailing season. Accordingly, the results of operations of TAGS are presented as discontinued operations. During the years ended February 2, 2002 and February 3, 2001, additional losses of $.2 million, net of income tax benefit of $.1 million and $.3 million, net of income tax benefit of $.2 million, respectively were recorded as a result of increases in the estimated costs associated with post-closing real estate lease obligations. No additional losses were recognized during fiscal year 2003.

(5) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	February 1, 2003	February 2, 2002
Unrealized loss on interest rate swaps, net of $8,544 and $5,833 income tax benefit for the years ended February 1, 2003 and February 2, 2002 respectively	$(23,442)	$(8,894)
Unrealized gains on investments, net of $608 and $420 income tax expense for the years ended February 1, 2003, and February 2, 2002, respectively	1,060	728
Accumulated other comprehensive loss	$(22,382)	$(8,166)

(dollars in thousands, except per share amounts)

(6) Accounts Receivable, Net

Customer receivables arise primarily under open-end revolving credit accounts used to finance purchases of merchandise from the Company. These accounts have various billing and payment structures, including varying minimum payment levels. Installments of deferred payment accounts receivable maturing after one year are included in current assets in accordance with industry practice.

The Company provides an allowance for doubtful accounts that is determined based on a number of factors, including delinquency rates, bankruptcy filings, historical charge-off patterns and management judgment.

Accounts receivable, net consists of:

	February 1, 2003	February 2, 2002
Customer receivables	$326,419	$333,891
Other receivables	19,779	21,674
Less allowance for doubtful accounts	(11,729)	(12,318)
Accounts receivable, net	$334,469	$343,247

Changes in the allowance for doubtful accounts are as follows:

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Balance, beginning of year	$ 12,318	$ 10,812	$ 9,377
Charged to expense	15,554	18,680	13,669
Net uncollectible balances written off	(16,143)	(17,174)	(12,234)
Balance, end of year	$ 11,729	$ 12,318	$ 10,812

(7) Investment Securities

Held-to-maturity securities consist of federal, state and local debt securities. Details of investments in held-to-maturity securities are as follows:

	February 1, 2003	February 2, 2002
Amortized cost	$387	$3,433
Gross unrealized gains	13	198
Fair value	$400	$3,631

At February 1, 2003, scheduled maturities of held-to-maturity securities are as follows:

	Fair Value	Amortized Cost
One to five years	$101	$102
Six to ten years	26	26
After ten years	273	259
	$400	$387

(dollars in thousands, except per share amounts)

Available-for-sale securities consist primarily of equity investments. Details of investments in available-for-sale securities are as follows:

	February 1, 2003	February 2, 2002
Cost	$6,559	$5,607
Gross unrealized gains	1,655	1,177
Gross unrealized losses	—	(10)
Fair value of securities	$8,214	$6,774

Approximately $2.2 million and $0 of available-for-sale securities were classified as prepaid expenses and other current assets on the Company's consolidated balance sheet as of February 1, 2003 and February 2, 2002, respectively.

Details of realized gains and losses are as follows:

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Gain on sale of real estate partnership	$ —	$4,467	$ —
Gross realized gains on sales of securities	1,713	1,133	726
Gross realized losses on sales of securities	(175)	(254)	(383)
Losses on other than temporary declines in market values	(78)	(588)	(3,115)
Net realized gain (loss)	$1,460	$4,758	$(2,772)

(8) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated lives	February 1, 2003	February 2, 2002
Land	n/a	$ 28,160	$ 28,466
Buildings	30-40	644,711	575,184
Furniture, fixtures and equipment	3-7	577,363	570,007
Property under capital leases	5-19	71,104	68,617
Construction in progress	n/a	8,556	84,500
		1,329,894	1,326,774
Less accumulated depreciation and amortization		(657,087)	(637,519)
Property and equipment, net		$ 672,807	$ 689,255

(dollars in thousands, except per share amounts)

(9) Accrued Expenses

Accrued expenses are comprised of the following:

	February 1, 2003	February 2, 2002
Salaries, wages and employee benefits	$16,470	$22,170
Interest	3,145	2,858
Rent	3,739	4,087
Taxes, other than income	4,758	4,937
Reserve for restructuring	2,151	2,043
Self insurance reserves	7,690	3,089
Other	26,242	17,915
Accrued Expenses	$64,195	$57,099

(10) Borrowings

Long-term debt, principally due to banks, and capital lease obligations consist of the following:

	February 1, 2003	February 2, 2002
Bond facility	$125,000	$125,000
Note payable	175,055	211,418
Sale/leaseback financing	28,122	31,945
Capital lease agreements through August 2020	36,974	41,756
Unsecured notes payable	401	468
	365,552	410,587
Less current installments	(9,894)	(11,278)
Long-term debt and capital lease obligations, excluding current installments	$355,658	$399,309

The annual maturities of long-term debt and capital lease obligations over the next five years as of February 1, 2003 are $9,894, $182,458, $7,540, $15,799 and $2,082, respectively.

The bond facility matures in July 2008 and bears interest at a variable rate based on the market for the bonds that has historically approximated one-month LIBOR plus 50 basis points. The note payable bears interest at a rate that approximates one month LIBOR plus 40 basis points, is collateralized by the Company's customer accounts receivable and limits borrowings to the lesser of $275 million or approximately 74% of the Company's customer accounts receivable. The note payable expires in April 2004 and, accordingly, the balance as of February 1, 2003 has been included in annual maturities of long-term debt for fiscal year 2005. However, the note may be renewed by mutual consent of the parties and it is the Company's intent to utilize the note payable as long-term financing. At February 1, 2003, one month LIBOR was 1.34%.

On April 30, 1999, the Company sold certain leasehold improvements for $42 million and is leasing them back over the next nine years. The Company has the option to repurchase the leasehold improvements at the end of the lease. In accordance with SFAS No. 98, "Accounting for Leases," and SFAS No. 66, "Accounting for Sales of Real Estate," the Company is accounting for the sale-leaseback as financing. The effective interest rate on the facility is 7.27%.

The Company's loan agreements place restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens and investments. They also contain leverage ratio,

(dollars in thousands, except per share amounts)

tangible net worth and fixed charge coverage ratio requirements. The bond facility requires the Company to maintain a $125 million supporting letter of credit. The Company is in compliance with all debt covenants.

The Company has entered into interest rate swap agreements with various financial institutions to manage the exposure to changes in interest rates on its variable rate indebtedness. The amount of indebtedness covered by the interest rate swaps is $300 million for fiscal years 2003 through 2008, $250 million for fiscal year 2009 and $75 million for fiscal years 2010 through 2012 (see note 1).

In June 2002 the Company replaced its $175 million seasonal line of credit and $127 million standby letter of credit with a combined $200 million revolving credit and $127 million standby letter of credit facility. The revolving credit facility is at a variable interest rate based on LIBOR plus 87.5 basis points. The agreement expires in July 2005. The amounts outstanding under revolving credit agreements at February 1, 2003 and February 2, 2002 were $0 and $6,089, respectively. The average interest rates on short-term borrowings during the years ended February 1, 2003 and February 2, 2002 were 2.6% and 4.3%, respectively.

(11) Leases

The Company leases certain of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Assets under capital lease and accumulated amortization were $71,104 and $38,331, respectively, at February 1, 2003 and are included in property and equipment, net.

Future minimum lease payments under noncancelable leases, net of future minimum sublease rental income under noncancelable subleases, as of February 1, 2003 were as follows:

Fiscal Year	Capital	Operating
2004	$ 7,635	$ 30,885
2005	4,603	28,519
2006	4,531	24,872
2007	4,603	21,327
2008	4,631	18,359
After 2008	33,075	86,644
Total	59,078	210,606
Less sublease rental income	—	(2,106)
Net rentals	59,078	$208,500
Less imputed interest	(22,104)	
Present value of minimum lease payments	36,974	
Less current portion	(5,358)	
	$ 31,616	

(dollars in thousands, except per share amounts)

Net rental expense for all operating leases consists of the following:

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Buildings:			
Minimum rentals	$29,737	$29,622	$30,896
Contingent rentals	3,368	4,306	4,742
Sublease rental income	(876)	(900)	(930)
Equipment	2,359	3,860	5,051
Total net rental expense	$34,588	$36,888	$39,759

(12) Income Taxes

Federal and state income tax expense from continuing operations was as follows:

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Current:			
Federal	$38,181	$27,484	$29,523
State	5,252	3,853	3,663
	43,433	31,337	33,186
Deferred:			
Federal	5,597	5,247	80
State	770	736	4
	6,367	5,983	84
Income taxes	$49,800	$37,320	$33,270

A reconciliation between income taxes from continuing operations and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Income tax at the statutory federal rate	$46,836	$35,686	$31,813
State income taxes, net of federal income tax benefit	3,914	2,982	2,384
Other	(950)	(1,348)	(927)
Income taxes	$49,800	$37,320	$33,270

(dollars in thousands, except per share amounts)

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	February 1, 2003	February 2, 2002
Deferred tax assets:		
Benefit plan costs	$ 27,180	$ 26,042
Reserve for restructuring	1,315	1,343
Inventory capitalization	5,633	5,574
Allowance for doubtful accounts	4,342	4,466
Tax carryovers	2,891	2,644
Accrued vacation	441	2,339
Advanced payments received	1,526	7,231
Interest rate swaps	15,374	7,330
Other	9,516	6,779
Gross deferred tax assets	68,218	63,748
Less valuation allowance	(820)	(833)
Net deferred tax assets	67,398	62,915
Deferred tax liabilities:		
Prepaid pension costs	37,359	37,928
Property and equipment	47,986	44,661
Inventory	18,294	15,999
Investment securities	2,274	2,370
Other	809	3,258
Gross deferred tax liabilities	106,722	104,216
Net deferred tax liabilities	$ 39,324	$ 41,301

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the temporary differences becoming deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

As of February 1, 2003, the Company has net operating loss carryforwards for federal and state income tax purposes of $2,682 and $2,946, respectively and state job credits of $2,892, which are available to offset future taxable income, if any. These carryforwards expire at various intervals through fiscal year 2017. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under a provision of IRC Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $2,863, which are available to reduce future alternative minimum taxable income at various intervals expiring through fiscal year 2012.

(13) Pension And Postretirement Benefits

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's compensation. In fiscal year 2001, a plan amendment changed the averaging period of employees' compensation from calendar years 1994, 1995 and 1996 to calendar years 1998, 1999 and 2000, or the first two years of participation if employed after 1998. The cost of pension benefits has been determined by the projected unit credit actuarial method in accordance with SFAS

(dollars in thousands, except per share amounts)

No. 87, "Employers' Accounting for Pensions." The assets held by the plan consist of 61% equities and 39% fixed income investments. No additional funding of the plan is anticipated in fiscal year 2004.

The Company also has a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Postretirement Benefits	
	February 1, 2003	February 2, 2002	February 1, 2003	February 2, 2002
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$267,579	$238,574	$ 29,644	$ 28,401
Service cost	13,056	11,309	404	377
Interest cost	20,329	18,986	2,226	2,251
Actuarial (gain) loss	13,685	14,734	(2,298)	649
Benefits paid	(21,000)	(16,024)	(1,985)	(2,034)
Benefit obligation at end of year	293,649	267,579	27,991	29,644
Change in plan assets:				
Fair value of plan assets at beginning of year	337,670	373,989	—	—
Actual return on plan assets	(26,308)	(20,295)	—	—
Contributions to plan	—	—	1,985	2,034
Benefits paid	(21,000)	(16,024)	(1,985)	(2,034)
Fair value of plan assets at end of year	290,362	337,670	—	—
Funded Status	(3,287)	70,091	(27,991)	(29,644)
Unrecognized net transition obligation	—	—	2,618	2,879
Unrecognized prior service costs	4,764	5,040	—	—
Unrecognized net (gain) loss	97,883	26,915	(3,242)	(1,087)
Net prepaid (accrued)	$ 99,360	$102,046	$(28,615)	$(27,852)

Weighted average assumptions were:

	Pension Plan			Postretirement Plan		
	February 1, 2003	February 2, 2002	February 3, 2001	February 1, 2003	February 2, 2002	February 3, 2001
Discount rates	7.0%	7.5%	8.0%	7.0%	7.5%	8.0%
Rates of compensation increase	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.5	9.4	9.4	N/A	N/A	N/A

The measurement date for the defined benefit pension plan and the defined benefit health care plan is October 31. For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2003; the rate was assumed to decrease to 5.5% gradually over the next 4 years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of February 1, 2003 by $2,177 and the aggregate of the service and interest cost components of

(dollars in thousands, except per share amounts)

net periodic postretirement benefit cost for the year ended February 1, 2003 by $263. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation as of February 1, 2003 by $1,768 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 1, 2003 by $208.

The components of net periodic benefit expense (income) are as follows:

	Pension Plan			Postretirement Plan		
	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	53 Weeks Ended February 3, 2001
Service cost	$ 13,056	$ 11,309	$ 11,184	$ 404	$ 377	$ 378
Interest cost	20,329	18,986	18,199	2,226	2,251	2,246
Expected return on assets	(30,975)	(31,168)	(30,847)	—	—	—
Amortization of unrecognized items:						
Net transition (asset) obligation	—	—	(523)	262	262	262
Prior service cost	276	276	80	—	—	—
Net losses	—	—	—	—	—	—
Net periodic benefit expense (income)	$ 2,686	$ (597)	$ (1,907)	$2,892	$2,890	$2,886

(14) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This Plan is "self-funded" for medical and dental benefits through a 501(c)(9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Contributions by the Company under these plans amounted to approximately $28,195, $25,585 and $20,323 in fiscal years 2003, 2002 and 2001, respectively.

The Belk 401(k) Savings Plan, a contributory, defined contribution multi-employer plan, provides benefits for substantially all employees. The contributions to the 401(k) Savings Plan are comprised of a matching contribution, generally 50% of the employees' contribution up to 6% of eligible compensation, and a basic contribution, generally 2% of eligible compensation, regardless of the employees' contributions. The cost of the plan was approximately $10,372, $10,368 and $9,586 in fiscal years 2003, 2002 and 2001, respectively.

The Supplemental Executive Retirement Plan ("SERP") is a non-qualified defined benefit retirement plan that provides retirement and death benefits to certain qualified executives of the Company. Total SERP costs charged to operations were approximately $1,990, $1,850 and $1,691 in fiscal years 2003, 2002, and 2001, respectively. The effective discount rate used in determining the net periodic SERP liability as of February 1, 2003, February 2, 2002 and February 3, 2001 was 7.50%, 8.00% and 7.75% respectively. Actuarial gains and losses are amortized over the average remaining service lives of the participants. As of February 1, 2003 and February 2, 2002, the projected benefit obligation was $16,861 and $17,535, respectively, and is included in deferred compensation and other non-current liabilities. The corresponding accrued obligation of $15,818 and $15,030 as of February 1, 2003 and February 2, 2002, respectively, has been recorded in deferred compensation and other non-current liabilities.

(dollars in thousands, except per share amounts)

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations prescribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 8% and 15%. Total interest cost related to the plan and charged to interest expense was approximately $3,640, $3,609 and $3,567, in fiscal years 2003, 2002 and 2001, respectively.

(15) Stock-Based Compensation

In fiscal year 2001, the Company implemented the Belk, Inc. 2000 Incentive Stock Plan (the "Plan") which is administered by the Company's Board of Directors. Under the Plan, the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key employees. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in measuring compensation cost extended under the Plan.

During fiscal years 2001, 2002 and 2003, the Company accrued compensation expense for performance based stock awards to certain key executives. These performance based stock awards will be granted at the end of three years if the Company meets specified cumulative performance targets during that period. No monetary consideration is paid by employees who receive performance stock awards. Accordingly, compensation expense is recorded over the performance period based on estimates of performance levels and the estimated fair market value of the stock. Performance based compensation expense was $1,618, $411 and $684 for fiscal years 2003, 2002 and 2001, respectively.

During fiscal year 2003, the Company accrued compensation expense for non-performance based stock awards to certain key executives. These stock awards are granted annually. Compensation expense recorded related to this plan was $1,098 for fiscal year 2003.

If the Company had elected to follow the measurement provisions of SFAS No. 123, "Accounting for Stock-based Compensation," in accounting for its performance based stock awards, net income would have been increased by $78 for fiscal year 2003 and reduced by $31 and $0 for fiscal years 2002 and 2001, respectively. There was no impact to earnings per share. The method for determining the fair value of the stock is based on a third party valuation.

(16) Fair Value of Financial Instruments

Carrying values approximate fair values for financial instruments that are short-term in nature, such as cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and lines of credit. The fair value of other financial instruments are as follows:

	February 1, 2003		February 2, 2002	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt (excluding capitalized leases)	$328,578	$320,550	$368,831	$361,961
Interest rate swap liability	40,888	40,888	19,730	19,730
Investment securities	6,437	6,450	10,207	10,405

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying value of the Company's variable rate long-term debt approximates its fair value. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair value of investment securities is primarily based on quoted market prices.

(dollars in thousands, except per share amounts)

(17) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At February 1, 2003, there were 53,274,699 shares of Class A common stock outstanding, 1,297,782 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

(18) Related Party Transactions

During fiscal year 2002, the Company loaned a total of $7.5 million to three executives who are also stockholders and directors. The loans are scheduled to be repaid to the Company in equal annual installments of $1.5 million plus interest in cash or stock over a five-year period beginning January 3, 2003. The loans bear interest at LIBOR plus 150 basis points. The Company received the first payment, including principal and interest, from the three executives on January 3, 2003.

In October 2001, the Company sold approximately 353 acres of undeveloped land for a total purchase price of $1.1 million to the Company's Chairman of the Board and Chief Executive Officer. The purchase price was determined on the basis of independent third party appraisals.

(19) Subsequent Event

On March 13, 2003, the Board of Directors authorized a $28.5 million self-tender offer to repurchase up to 3 million shares of outstanding Class A and Class B common stock, at a price of $9.50 per share. The 3 million shares that the Company is offering to purchase represent approximately 5.49% of the outstanding combined Class A and Class B shares. The repurchase should be completed during the second quarter of fiscal year 2004.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities during the year ended February 2, 2002.

KPMG LLP

Charlotte, North Carolina
March 13, 2003

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words. Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the internet, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute our growth strategies, anticipated benefits from the consolidation of our operating divisions and distribution facilities, the expected benefit of our new systems and technology, the expected increase in our sales and revenues generated through our proprietary charge card program and the anticipated benefits from the Merchandising Restructuring (as described herein). These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements. We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- general economic and business conditions, both nationally and in our market areas;
- levels of consumer debt and bankruptcies;
- changes in interest rates;
- changes in buying, charging and payment behavior among our customers;
- the effects of weather conditions on seasonal sales in our market areas;
- seasonal fluctuations in net income due to increased consumer spending during the holiday season, timing of new store openings, merchandise mix, the timing and level of markdowns and historically low first quarter results;
- competition among department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, internet retailers, mail order retailers and off-price and discount stores;
- the competitive pricing environment within the department and specialty store industries;
- our ability to compete on merchandise mix, quality, style, service, convenience and credit availability;
- the effectiveness of our advertising, marketing and promotional campaigns;
- our ability to determine and implement appropriate merchandising strategies, merchandise flow and inventory turnover levels;
- our realization of planned synergies and cost savings through the consolidation of our distribution facilities and functions;
- the effectiveness of our e-commerce and gift registry strategies;
- our ability to contain costs;
- our ability to accomplish our logistics and distribution strategies;
- the effectiveness of our merchandising and sales promotion consolidation and the implementation of our planning and allocation functions;
- changes in our business strategy or development plans;
- our ability to hire and retain key personnel;
- changes in laws and regulations, including changes in accounting standards, tax statutes or regulations, environmental and land use regulations, and uncertainties of litigation; and
- our ability to obtain capital to fund any growth or expansion plans.

Our other filings with the Securities and Exchange Commission may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

BELK, INC.

STOCKHOLDER INFORMATION

Corporate Headquarters

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Transfer Agent

Belk Stores Services, Inc.
Telephone: (704) 357-1000

Independent Auditors

KPMG LLP
2800 Two First Union Center
Charlotte, North Carolina 28282
Telephone: (704) 335-5300

General Counsel

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at Belk, Inc.

Annual Report on Form 10-K

Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

Annual Meeting

The Company will hold its Annual Stockholders' Meeting at 11:00 a.m., local time, on May 28, 2003 at Belk, Inc., 2801 West Tyvola Road, Charlotte, North Carolina 28217.

Quarterly Stock Price Information and Stockholders of Record

There is currently no established public trading market for either the Class A Common Stock or the Class B Common Stock. As of April 1, 2003, Belk, Inc. had approximately 587 stockholders of record of 53,233,699 shares of Class A Common Stock outstanding and 263 stockholders of record of 1,418,477 shares of Class B Common Stock outstanding.

Dividends

On March 13, 2003, the Board of Directors of the Company declared a dividend of $.275 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2004 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.

BELK, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

John M. Belk
Chairman and Chief Executive Officer

B. Frank Matthews, II
Vice Chairman

Sarah Belk Gambrell
Private Investor

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising, Marketing and Merchandise Planning

John R. Belk
President, Finance, Systems and Operations

J. Kirk Glenn, Jr.
Retired Chairman and Manager
Quality Oil Company

Karl G. Hudson, Jr.
Private Investor

John A. Kuhne
Private Investor

Executive Officers

John M. Belk
Chairman and Chief Executive Officer

Thomas M. Belk, Jr.
President, Store Divisions and Real Estate

H. W. McKay Belk
President, Merchandising, Marketing and Merchandise Planning

John R. Belk
President, Finance, Systems and Operations

Mary R. Delk
President, Merchandising and Marketing

Ralph A. Pitts
Executive Vice President, General Counsel and Secretary

Brian T. Marley
Executive Vice President, Finance

Edward J. Record
Senior Vice President and Controller

Belk, Inc.